

Mailstop 3561

November 30, 2017

Vincent Palazzolo
Chief Financial Officer
CPI Aerostructures, Inc.
91 Heartland Blvd
Edgewood, NY 11717

>   **Re: CPI Aerostructures, Inc.**
>   **Form 10-K for the Year Ended December 31, 2016**
>   **Filed March 8, 2017**
>   **File No. 001-11398**

Dear Mr. Palazzolo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016 Filed March 8, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Adjusted Earnings, page 23

1. On pages 23 and 24, you present a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please be advised it is not appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measure. Please revise and reconcile without presenting a full non-GAAP income statement. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Notes to Financial Statements

2. Please revise to disclose revenues from external customers for each product and service or each group of similar products and services in accordance with ASC 280-10-50-40. Also, in light of your disclosure on page 3 that you provide engineering, program management, supply chain management, and MRO services, please revise your statements of operations to present revenue from products and services separately if the amount related to these services is over 10%. Refer to Rule 5-03.1 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure